UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 19, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Changes to the Adjusted Closing Price for the acquisition of the mobile assets of Oi Móvel S.A.

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44, and in continuity with the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, 31 January 2022, February 9, 2022, April 13, 2022, April 20, 2022 and August 15, 2022, and also the Notices to Shareholders published on June 28, 2022 and August 9, 2022, informs its shareholders and the market in general what follows:

Pursuant to the Material Fact disclosed by the Company on April 20, 2022, referring to the conclusion of the process of acquiring the mobile assets (“Transaction”) of Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”, “Seller”) by TIM, Telefônica Brasil S.A. and Claro S.A. (together the “Buyers”), by means of the execution of a Share Purchase Agreement and Other Covenants (“SPA”) between the Buyers and the Seller, it was disclosed that the Adjusted Closing Price (“ACP”) referring to 100% of the shares of SPE Cozani1, after all the adjustments provided for in the SPA, was R$6.98 billion and that the Company would retain the amount of R$ 634.33 million (“Retained Amount”) to cover mainly potential needs for changes in the ACP, as well as possible indemnities.

In the Material Fact disclosed on August 15, 2022, the company informed the extension of the deadline provided for in the SPA for calculation and notification by the Buyers of their proposed changes to the ACP, setting the new deadline for September 17, 2022. This deadline was met with the delivery of the notifications last Saturday, September 17th, 2022.

The Buyers hired an independent economic and financial advisor to assist in the validation of the elements that make up the ACP, in addition to other analyses related to the asset purchase process. During these analyses and validations, that considered information and documents to which the Buyers could only have access after closing the Transaction, divergences were identified in assumptions and calculation criteria in the topics listed below that, under the SPA terms, justify a proposal to change the ACP, for the benefit of TIM, of approximately R$ 1.4 billion (~ 44% of the total change proposed by the Purchasers to the price of UPI Ativos Móveis, of R$ 3.2 billion):

I.	Working Capital - customary adjustments for M&A transactions were made.
II.	Capex - evidence of non-compliance with the minimum volume and nature of Seller's investment obligations under the SPA was identified.
III.	Net Adds - evidence was identified of non-compliance with the obligations related to maintaining the Seller's minimum share of net adds[2] of lines in the mobile telephony market, under the terms of the SPA.

In addition to the differences regarding the ACP, differences were identified regarding SPE Cozani's contracts with companies providing mobile infrastructure services (rental of sites/towers), which give rise, under the terms of the SPA, to an indemnity from the Seller to TIM of approximately R$ 230.8 million.

1 SPE Cozani refers to Cozani RJ Infraestrutura e Rede de Telecomunicações S.A., a company that corresponds to part of the unit of assets, rights, and obligations of Oi Móvel acquired by TIM.

2 Net adds refer to new line activations minus disconnected lines.

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

As a result of the differences found, the Retained Amount of R$634.33 million is still fully retained by the Company.

Even with the differences identified above, it is important to highlight that eventual adjustments do not represent a material impact on the valuation of synergies resulting from the Transaction already disclosed by the Company, especially considering that most of the value attributed to such synergies comes from the infrastructure assets, which are not being impacted by the adjustment in the ACP. In face of this, there is no change in the guidance disclosed by the company to the market in a Material Fact dated May 4, 2022.

The next steps to settle the remaining amounts and/or review the discrepancies found will take place according to the procedure provided for in the SPA and can be summarized as follows:

•	Upon receipt of the notification regarding the divergences about the Adjusted Closing Price, the Seller will have up to 30 business days to analyze the Buyers' demands.

•	In case of manifestation of non-agreement by the Seller within the period of 30 business days, the Buyers and the Seller initiate negotiations in good faith, for a period of up to 30 calendar days.

•	By the end of the good faith negotiations period, if an agreement is not possible, the Buyers must hire an independent auditor within 5 business days. The auditor will review the parties' claims and define a final amount for changes to the Adjusted Closing Price, within a period of up to 30 calendar days.

•	The decision of the contracted auditor is binding on all parties involved without the possibility of judicial or arbitral appeal.

The Company will keep its shareholders and the market in general duly informed of material facts related to this Transaction, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, September 19th, 2022.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 19, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer